FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Delhaize Group’s Shareholders Approve 2003 Dividend

BRUSSELS, Belgium, May 27, 2004 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today announced that its shareholders approved at the Ordinary General Meeting the distribution of a gross dividend of EUR 1.00 per share, before deduction of a withholding tax of 25%, resulting in a net dividend of EUR 0.75 per share for the financial year 2003.

The shareholders at the Ordinary General Meeting appointed Dr. William Roper as a director for three years and renewed the terms of Count Goblet d’Alviella and Mr. Robert J. Murray as directors for three years. The mandate of Baron Gui de Vaucleroy, who will retire as Chairman and Director at the end of 2004, has been renewed for one year. Mr. Edward Neville Isdell’s candidacy was withdrawn after his recent appointment as Chairman and Chief Executive Officer of The Coca-Cola Company.

The shareholders at the Ordinary General Meeting recognized the departure of Mr. William G. Ferguson, who reached the age limit to serve as a Board member and granted him the title of Honorary Director in gratitude for his contribution to Delhaize Group.

The shareholders at the Ordinary General Meeting also acknowledged that all members of the Board of Directors, excluding the one executive Director, satisfy the requirements of independence set forth by the Belgian Company Code and appointed them as independent directors.

Furthermore, the shareholders at the Ordinary General Meeting also approved a change in the remuneration method of the members of the Board of Directors. Beginning with fiscal year 2004, the Company’s directors will be remunerated for their services with a fixed compensation, decided by the Board of Directors and not to exceed the maximum amounts set by the Company’s shareholders. This system will replace the previous one, which was based on a share of profits.

At an Extraordinary General Meeting held earlier the same day, the Company’s shareholders authorized the Board of Directors to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2003.

The Board of Directors has previously approved the repurchase of up to EUR 200 million of the Company’s shares or American Depositary Shares from time to time in the open market at management’s discretion, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases and they may be discontinued at any time.

On May 27, 2004, the Board of Directors of Delhaize Group approved the issuance of a maximum of 2.0 million warrants to the beneficiaries of Delhaize Group’s 2002 Stock Incentive Plan. This plan is primarily targeted to the management of the U.S. operations of Delhaize Group. Subject to the terms and conditions of the plan, the warrants will be exercisable until 2014.

Contacts:
Guy Elewaut: + 32 2 412 29 48	Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont: + 32 2 412 83 21	Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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The Board of Directors of Delhaize Group also decided, in line with its practice over the last several years, to issue a 2004 stock option plan for the management in Belgium and executives in other non-U.S. operating companies of the Group. A maximum of 300,000 stock options could be granted under this plan. Subject to the terms and conditions of the plan, the options will be offered to associates in June and remain exercisable until 2011.

The 2003 dividend will become payable to owners of ordinary shares beginning on June 1, 2004 against coupon no. 42. The payment of the dividend to Delhaize Group’s ADR holders will be made through The Bank of New York beginning on June 11, 2004.

Delhaize Group
Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of March 2004, Delhaize Group’s sales network consisted of 2,534 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Safe Harbor
Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the repurchase of shares, strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)
Date: May 28, 2004	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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